Exhibit 14

THE DIXIE GROUP, INC.

CODE OF BUSINESS CONDUCT & ETHICS

ACCOUNTABILITY AND RESPONSIBILITY

Our Values

Our people are our most important resource and our primary source of competitive advantage.  We will provide opportunities for individual growth and development.

We will hold ourselves to the highest standards of honest and integrity in working with our associates, customers, suppliers, and communities.

We will work diligently to make our customers more successful.

We will never be satisfied with where we are today.  We will continually work toward the pursuit of our vision.

Living Our Commitment

The purpose of our Code of Business Conduct is to reinforce our commitment to high ethical standards.  We must apply these standards in both letter and spirit.  Where the letter of the Code is not specific, the spirit must prevail.

Each of us must abide by our Code of Business Conduct.  Violators of the Code are subject to appropriate discipline, up to and including dismissal from the Company and prosecution under the law.  Any variation from this Code requires the personal review and approval of the Chairman, which would be granted only as permitted by law and in extraordinary circumstances.

A Responsibility to Ourselves

We believe honesty and integrity benefit the individual, as well as the Company.

The goal of our Company is to reinforce a positive work environment where doing the right thing, thereby protecting yourself from the negative consequences of illegal behavior, is the easy thing to do.

Reporting Non-compliance

If you have any knowledge of a violation of our Code of Business Conduct, you have an obligation to report it to your manager or supervisor or to another appropriate person.  You may report violations knowing that the Company will not allow retaliation for reporting concerns in good faith.  Retaliation for good faith reporting is itself a violation of this Code.

RESPONSIBILITY TO ONE ANOTHER

Dignity and Respect

You and your ideas create value and success for the Company.  We must value and respect the unique character and contribution of each associate.  Treating each other with dignity and respect is the foundation of good business conduct.

Diversity

We promote diversity within our work force.  Diversity of people and ideas will provide the Company with a business advantage.  We believe diverse companies will compete more successfully in today’s world economy.

Discrimination

Discriminating against any associate or person with whom we do business on the basis of factors such as age, race, color, religion, gender, national origin, disability, or other legally protected status is not permitted.

Workplace Harassment and Violence

Harassment and violence in the workplace are strictly prohibited and will not be tolerated.  Conduct that creates an unwelcome or uncomfortable situation or hostile work environment such as unwelcome advances or requests for sexual favors, inappropriate comments, jokes, intimidation, bullying, or physical contact may be forms of workplace harassment.  Associates should avoid any actions or words that might be interpreted by another as harassment or a threat of violence.

Safety and Health

We are committed to providing a safe and healthy workplace.  Each of us is responsible for observing all of the safety and health rules that apply to our jobs.  We are all responsible for taking precautions to protect ourselves and our fellow associates from accident, injury or any unsafe condition.  Additionally, each of us must promptly report unsafe or unhealthy conditions and take steps to correct those conditions immediately.

Alcohol/Substance Abuse

We are committed to a workplace free of substance abuse.  We jeopardize ourselves and each other if we report to work impaired by the influence of alcohol or drugs.  The use, possession, or distribution of unauthorized drugs or alcohol on Company time or on Company premises is prohibited.  Associates are encouraged to seek treatment for alcohol and substance abuse problems.

RESPONSIBILITY TO THE PUBLIC

Customers

Each of us has important responsibilities to our customers.  While some of us are closer to customers than others, we all should think in terms of how our customers feel about how we conduct business and we should act accordingly.

Customers depend on us to be true to our word.  Nothing undermines our reputation faster than misrepresenting ourselves.  Simply put, those who do business with us deserve honest, accurate, and clear communication.  They also deserve and need to know that we keep our promises.

Environment

Environmental protection is the right thing to do, and part of our business strategy.  We will work to reduce and prevent waste, emissions, and releases in all of our operations.  We will safely use, handle, transport, and dispose of all raw materials, products, and wastes.

Communities

We are privileged to do business in many communities around the world.  As citizens of those communities, we must always act responsibly.  This means conducting our operations safely, and being prepared for emergencies that may occur.

RESPONSIBILITY TO SHAREHOLDERS

Protecting Company Assets

We are each entrusted with Company assets and honoring that trust is a basic responsibility to each other and to our Company.  We must protect Company assets from loss, damage, misuse, or theft.  This includes our time when compensated by the Company.  Our company assets may be used only for Company business purposes, unless specifically authorized by management.

Protecting Our Good Name

It takes each of us —one person at a time and one action at a time — to protect our name and our reputation.  Part of protecting our name and reputation is living up to the standards found in this Code of Business Conduct.  We must be careful to only use our name and logo for authorized Company business and never in connection with personal activities or personal communication.

Business Records and Communications

When we create or maintain reports, records and communications, we are also responsible for the integrity of those records.  We must not make false or misleading entries in Company books or records.  All financial reports, sales reports, expense reports, time sheets, production records, and other similar documents must be accurate.  If you are uncertain of the validity of an entry or report, raise your concern to the best source for correcting it.  Never allow yourself to be part of a chain of incorrect information.

Confidential Information

Protecting confidential information, one of our most valuable assets, is part of our obligation to our Company.  Confidential information includes proprietary technical information, business plans, status of operations and equipment, detailed financial data, and all other non-public business information that would be of use to competitors or harmful to the Company if made public.  We must not disclose confidential information to anyone outside the Company in a manner that could benefit our competitors or harm the Company.

In many instances, we should require written confidentiality agreements with the party to whom we will be disclosing such information.  If you have questions about the confidentiality of information or the need for a confidentiality agreement, please see your manager who may elect to seek advice from the Company’s lawyers.

Inside Information

Stocks and other securities are publicly traded and their market prices are based on public knowledge of our Company.  Investors could gain an unfair advantage through material inside, non-public information that might affect their decisions to buy or sell securities.  Trading on, or “tipping” others about material non-public information about the Company, a parent company, or the companies we do business with could result in serious civil and criminal penalties for individuals and the Company.

Conflict of Interest

Business decisions and actions on behalf of our Company must never be influenced by personal considerations or personal relationships.  We must never use our position or Company information to create personal or family benefit. Any conflict of interest, related party, or director and officer conflict of interest transaction, as defined by relevant law, rules and regulations, shall be disclosed to the Company’s audit committee (or other committee of independent directors if the audit committee is unable to act) for review and approval by the committee, if necessary and appropriate under the circumstances.

Wherever the appearance of conflict may exist, seek guidance from your manager or supervisor.

Pursuit of Objectives

We must recognize that the overzealous pursuit of Company objectives, whether for monetary or personal gain, can cause harm to the Company.  Long term damage to the Company in the form of damage to its reputation, ability to operate effectively in the marketplace, associate relationships, legal standing or financial capabilities can be inflicted without careful and thoughtful guidance from each individual.  Any pursuit of such an objective which you or any other associate is pursuing that can cause harm is to be reported to your immediate supervisor or others in the Company as needed to insure that risks are examined and changes made if necessary.

Gifts and Entertainment

The types of gifts and entertainment that are appropriate to give or receive as a Company associate depends on many factors.  If the gift, meal or entertainment in question is lavish or frequent or unusual for the receiver’s job or community, it is probably not acceptable.  If you are in the middle of negotiations or bid evaluation, extra care is merited.  Never request or solicit personal gifts, favors, entertainment, or services.  Never offer or accept gifts of cash or cash equivalents such as securities.

Purchasing Practices

All purchasing decisions will be based on the best value realized by our Company and in alignment with our business standards and goals.  Important components of purchasing include competitive bids partnering arrangements, incentive-based contracts, and quality verification, confirming the legal and financial condition of the supplier, and avoiding personal conflicts such as dealing with family members or friends.  Agreements should be written and have established expectations set forth for all parties.

RESPONSIBILITY TO GOVERNMENTS AND THE LAW

The Letter and Spirit

Legal standards of conduct act as our minimum acceptable level of conduct.  Obviously we must obey the law, but we strive for a higher standard.  The spirit of our Code of Business Conduct reaches out to all of us to each in special ways.

Knowing when something just doesn’t feel right is often our only clue.  Our Company cannot reproduce and distribute every law or rule that exists everywhere we do business.  While this Code of Business Conduct is framed by our experience with U.S. law; the principle of doing the right thing and following applicable law applies to every country in which we do business.  We must all grasp the intent and the spirit of our Code of Business Conduct and seek advice and counsel whenever we are uncertain about our choices of action.

Questions

If you have questions about policies, practices of our Code of Business Conduct, talk to your immediate supervisor or manager.  If for some reason you are uncomfortable speaking with your immediate supervisor, please talk to another member of management.  Don’t put it off.  Time may be of the essence in avoiding a bigger problem.

Other Resources

You can also seek advice and counsel from the Company’s functional departments such as Human Resources or Finance.